FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces Candidates for Board of Directors at Upcoming Shareholders Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: April 1, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Announces Candidates for Board of Directors at Upcoming Shareholders Meeting

OSAKA, Japan, April 1, 2022 – Takeda (TSE:4502/NYSE:TAK) today announced that its Board of Directors will propose two new candidates for independent external directors at the 146th Ordinary Meeting of Shareholders on June 29, 2022. The new candidates, Kimberly A. Reed and John Maraganore, who – if approved – will join the Board effective June 29, will succeed Toshiyuki Shiga and Shiro Kuniya who have announced their intention to retire. In addition, Masami Iijima, if approved by the shareholders, will be appointed as the new chair of the Board Meetings, succeeding Masahiro Sakane, who will also retire. All other current Board members will be proposed for re-election.

“I would like to thank Masahiro for his work as chair of the Board Meetings. Takeda’s transformation and current success was greatly impacted by his leadership. I am confident that Masami, if approved as member of the Board, will chair our Board meeting very effectively,” said Christophe Weber, representative director, president and chief executive officer of Takeda. “I also want to thank Toshiyuki and Shiro for their valuable contributions to Takeda. I am looking forward to having Kimberly Reed and John Maraganore join our Board.”

Masahiro Sakane, Chair of the Nomination Committee, commented, “Takeda is striving to develop its governance even further. We want to continue advancing the diversity of the Board, both in gender and nationalities, while ensuring good representation of our Japanese and international stakeholders without expanding the Board further.”

Kimberly A. Reed most recently served as Chairman of the Board of Directors, President, and CEO of the Export-Import Bank of the United States (EXIM), the nation’s official $135 billion export credit agency, where she worked to help companies succeed in the competitive global marketplace. She previously served as President of the International Food Information Council Foundation where she focused on agriculture, nutrition and health issues; Senior Advisor to U.S. Treasury Secretaries Henry Paulson and John Snow; CEO of the Community Development Financial Institutions Fund; and Counsel to three committees with the U.S. Congress where she conducted oversight and investigations. Ms. Reed currently serves on the Board of Directors of Momentus (NASDAQ: MNTS) and is a Distinguished Fellow at the Council on Competitiveness. Recognized as one of the 100 Women Leaders in STEM, Ms. Reed has served on numerous non-profit boards, including the Alzheimer’s Association, and is a member of the Council on Foreign Relations and Indiana University School of Public Health-Bloomington Dean’s Alliance. She holds a J.D. from West Virginia University College of Law and a B.S. in Biology and B.A. in Government from West Virginia Wesleyan College, and is a National Association of Corporate Directors (NACD) Certified Director.

Ms. Reed commented, “I am honored to be a candidate to join Takeda’s Board of Directors at this significant moment in the company’s proud history. I have deep respect for Takeda’s strong leadership in biopharmaceutical science, values-led growth and sustainability. I welcome the opportunity to help deliver on Takeda’s promise of better health and life-changing treatments for people all around the world.”

John Maraganore, Ph.D., is a pioneering executive with more than three decades of experience in the pharmaceutical industry. He served as the chief executive officer and director of Alnylam Pharmaceuticals for nearly 20 years and retired at the end of 2021. From June 2017 to May 2019, he was the chair of the Biotechnology Industry Organization (BIO). Prior to Alnylam, Dr. Maraganore served as an officer and member of the management team of Millennium Pharmaceuticals, Inc. Before Millennium, he served as director of molecular biology and director of market and business development at Biogen, Inc. At Biogen, he invented and led the discovery and development of bivalirudin for injection. Dr. Maraganore has Ph.D. and M.S. degrees in Biochemistry and Molecular Biology from the University of Chicago.
Dr. Maraganore commented, “I admire Takeda’s transformation journey into a top-tier global pharmaceutical company and, if approved, I look forward to working alongside the rest of the Board to support the company’s mission to deliver breakthrough medicines through its leading science and commercial capabilities.”

Candidates for Directors Who are Not Audit and Supervisory Committee Members

Name	Category		Expected Role
Christophe Weber	Internal	Existing	Representative Director, President & Chief Executive Officer
Masato Iwasaki	Internal	Existing	Representative Director, Japan General Affairs
Andrew Plump	Internal	Existing	Director, President, Research & Development
Constantine Saroukos	Internal	Existing	Director, Chief Financial Officer
Olivier Bohuon	External	Existing	External Director
Jean-Luc Butel	External	Existing	External Director
Ian Clark	External	Existing	External Director
Steven Gillis	External	Existing	External Director
Masami Iijima	External	New	External Director, Chair of the Board Meeting
John Maraganore	External	New	External Director
Michel Orsinger	External	New	External Director

Candidate for Directors Who are Audit and Supervisory Committee Members

Name	Category		Expected Role
Koji Hatsukawa	External	Existing	External Director, Chairperson of Audit and Supervisory Committee to be confirmed by ASC members
Emiko Higashi	External	Existing	External Director, Audit and Supervisory Committee Member
Yoshiaki Fujimori	External	New	External Director, Audit and Supervisory Committee Member
Kimberly A. Reed	External	New	External Director, Audit and Supervisory Committee Member
[Note: The appointment of members of the Nomination Committee and Compensation Committee for the upcoming term will be discussed and determined at the Board of Directors meeting on June 29th, to be held after the 146th Ordinary General Meeting of Shareholders.]

About Takeda
Takeda is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.
Media Contacts
Japanese Media
Jun Saito
jun.saito@takeda.com
+81 (0) 3-3278-2325
U.S. and International Media
Megan Ostrower
Megan.ostrower@takeda.com
+1 772-559-4924
Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.